Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Eaton Vance Corp.

(Commission File No.: 1-8100)

The following is a joint press release issued by Morgan Stanley and Eaton Vance Corp. on October 8, 2020.

Morgan Stanley

October 8, 2020 – FOR IMMEDIATE RELEASE

Morgan Stanley to Acquire Eaton Vance

•	Creates a Leading Asset Manager Positioned for Growth

•	Advances Morgan Stanley’s Strategic Transformation

NEW YORK/BOSTON – Morgan Stanley (NYSE: MS) and Eaton Vance Corp. (NYSE: EV) have entered into a definitive agreement under which Morgan Stanley will acquire Eaton Vance, a leading provider of advanced investment strategies and wealth management solutions with over $500 billion in assets under management (AUM), for an equity value of approximately $7 billion. The acquisition advances Morgan Stanley’s strategic transformation with three world-class businesses of scale: Institutional Securities, Wealth Management and Investment Management.

Morgan Stanley Investment Management (MSIM) will be a leading asset manager with approximately $1.2 trillion of AUM and over $5 billion of combined revenues. MSIM and Eaton Vance are highly complementary with limited overlap in investment and distribution capabilities. Eaton Vance is a market leader in key secular growth areas, including in individual separate accounts, customized investment solutions through Parametric, and responsible ESG investing through Calvert. A leader in value-add fixed income solutions, Eaton Vance fills product gaps and delivers quality scale to the MSIM franchise. The combination will also enhance client opportunities, by bringing Eaton Vance’s leading U.S. retail distribution together with MSIM’s international distribution.

“Eaton Vance is a perfect fit for Morgan Stanley,” said James P. Gorman, Chairman and Chief Executive Officer of Morgan Stanley. “This transaction further advances our strategic transformation by continuing to add more fee-based revenues to complement our world-class investment banking and institutional securities franchise. With the addition of Eaton Vance, Morgan Stanley will oversee $4.4 trillion of client assets and AUM across its Wealth Management and Investment Management segments.”

“Over many years, Eaton Vance has delivered above-market growth by aligning our business with leading trends in asset management,” said Thomas E. Faust, Jr., Chief Executive Officer of Eaton Vance. “By joining Morgan Stanley, we will be able to further accelerate our growth by building upon our common values and strengths, which are focused on our commitment to investment excellence, innovation and client service. Bringing

Eaton Vance’s leading brands and capabilities under Morgan Stanley creates a uniquely powerful set of investment solutions to serve both institutional and retail clients in the U.S. and internationally.”

“Eaton Vance brings strong brand recognition and high quality complementary platforms in key secular growth areas, providing numerous incremental opportunities to increase the reach of our asset management franchise and our value proposition for clients,” said Dan Simkowitz, Head of MSIM. “These two businesses have limited overlap and are combining from positions of strength to create one of the leading asset managers in the world. We look forward to this partnership.”

The transaction is attractive for shareholders and will deliver long-term financial benefits. Both companies have demonstrated industry-leading organic growth and have strong cultural alignment. The combination will better position Morgan Stanley to generate attractive financial returns through increased scale, improved distribution, cost savings of $150MM – or 4% of MSIM and Eaton Vance expenses – and revenue opportunities. By financing the transaction with 50% cash, Morgan Stanley will utilize approximately 100bps of excess capital, and the Firm’s common equity tier 1 ratio is expected to remain approximately 300bps above the Firm’s stress capital buffer (SCB) requirement of 13.2%. The transaction is expected to be breakeven to earnings per share immediately and marginally accretive thereafter, with fully phased-in cost synergies, and add approximately 100bps to return on tangible common equity.

Under the terms of the merger agreement, Eaton Vance shareholders will receive $28.25 per share in cash and 0.5833x of Morgan Stanley common stock, representing a total consideration of approximately $56.50 per share. Based on the $56.50 per share, the aggregate consideration paid to holders of Eaton Vance’s common stock will consist of approximately 50% cash and 50% Morgan Stanley common stock. The merger agreement also contains an election procedure allowing each Eaton Vance shareholder to seek all cash or all stock, subject to a proration and adjustment mechanism. In addition, Eaton Vance common shareholders will receive a one-time special cash dividend of $4.25 per share to be paid pre-closing by Eaton Vance to Eaton Vance common shareholders from existing balance sheet resources. It is anticipated that the transaction will not be taxable to Eaton Vance shareholders to the extent that they receive Morgan Stanley common stock as consideration. The transaction has been approved by the voting trust that holds all of the voting common stock of Eaton Vance.

The acquisition is subject to customary closing conditions, and is expected to close in the second quarter of 2021.

A conference call to discuss the announced transaction will be held today at 8:30 a.m. ET, hosted by Morgan Stanley Chairman and CEO, James Gorman; Morgan Stanley CFO, Jonathan Pruzan; Morgan Stanley Head of Investment Management, Dan Simkowitz; and Eaton Vance Chairman and CEO, Thomas E. Faust, Jr.. The call and presentation will be available at www.morganstanley.com or by dialing 1-877-895-9527 (domestic) and 1-706-679-2291 (international); the passcode is 5966816. To listen to the playback, please visit our website or dial: 1-855-859-2056 (domestic) or 1-404-537-3406 (international); the passcode is 7276598.

About Eaton Vance

Eaton Vance provides advanced investment strategies and wealth management solutions to forward-thinking investors around the world. Through principal investment affiliates Eaton Vance Management, Parametric, Atlanta Capital, Calvert and Hexavest, the Company offers a diversity of investment approaches, encompassing bottom-up and top-down fundamental active management, responsible investing, systematic investing and customized implementation of client-specified portfolio exposures. As of July 31, 2020, Eaton Vance had consolidated assets under management of $507.4 billion. Exemplary service, timely innovation and attractive returns across market cycles have been hallmarks of Eaton Vance since 1924. For more information visit eatonvance.com.

About Morgan Stanley

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in more than 41 countries, the Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals. For further information about Morgan Stanley, please visit www.morganstanley.com.

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Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and Eaton Vance Corp. (“Eaton Vance”), Morgan Stanley and Eaton Vance will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that will include a prospectus of Morgan Stanley. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF MORGAN STANLEY AND EATON VANCE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR

WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement (when it becomes available), as well as other filings containing information about Morgan Stanley or Eaton Vance, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or Eaton Vance at the following:

Morgan Stanley	Eaton Vance
1585 Broadway	Two International Place
New York, NY 10036	Boston, MA 02110
Media Relations: 212-761-2448	Media Relations: 617-672-8940
mediainquiries@morganstanley.com	rtice@eatonvance.com
Investor Relations: 1-212-762-8131	Investor Relations: 617-672-6744
investorrelations@morganstanley.com	esenay@eatonvance.com

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and Eaton Vance to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, Eaton Vance or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and Eaton Vance’s business, including current plans and operations, (v) the ability of Morgan Stanley or Eaton Vance to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or Eaton Vance’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or Eaton Vance’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Morgan Stanley’s or Eaton Vance’s management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of Eaton Vance’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks that will be described in the registration statement on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, will be more fully discussed in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or Eaton Vance’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor Eaton Vance assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.